UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Portland General Electric Company

(Name of Issuer)

Common Stock, no par

(Title of Class of Securities)

736508847

(CUSIP Number)

John J. Ray, III

BDHLR, LLC

c/o Enron Corp.

1221 Lamar Street, Suite 1600, Houston, Texas 77010

Phone Number: (713) 853-6161

Copy To:

John T. McCarthy, Esq.

D. Mark McMillan, Esq.

Bell, Boyd & Lloyd LLC

70 W Madison St., Suite 3100, Chicago, Illinois 60602

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 736508847

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Enron Disputed Claims Reserve N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,455,467

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 35,455,467

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,455,467

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 56.7%

14.	Type of Reporting Person (See Instructions) OO

This statement constitutes Amendment No. 1 to the statement on Schedule 13D as previously filed (the “Original Schedule 13D”) by the Enron Disputed Claims Reserve. Unless specifically defined herein, capitalized terms shall have the same meaning as set forth in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 is amended to add the following as a new final paragraph:

On February 9, 2006, pursuant to an order of the United States Bankruptcy Court for the Southern District of New York, BDHLR, LLC, a Delaware limited liability company (“BDHLR”), the members of which are comprised solely of the DCR Overseers, was authorized to replace Stephen Forbes Cooper, LLC (“SFC”) in its role as the Disbursing Agent. BDHLR replaced SFC as the Disbursing Agent effective as of April 30, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2006

Enron Disputed Claims Reserve
By: BDHLR, LLC, as Disbursing Agent

/s/ John J. Ray, III
John J. Ray, III, President